UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-41731
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PELAGOS INSURANCE CAPITAL LIMITED
(Exact Name of Registrant as Specified in its Charter)
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Wellesley House South, 90 Pitts Bay Road Pembroke, Bermuda HM09
+1 441 279 2590
(Address of Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Departure of a Director
On July 9, 2026, Mr. Charles Mathias, a member of the Pelagos Insurance Capital Limited’s (the “Company”) Board of Directors (the “Board”), announced his intention to resign as a director of the Board and as a member of the Board’s Risk Committee and Investment Committee, effective August 2, 2026.

Mr. Mathias was nominated to the Board by TFP Intermediate Holdings II Limited’s (“The Fidelis Partnership”) pursuant to its right under Bye-Law 54.3(a)(iv) of the Amended and Restated Bye-Laws of the Company. Pursuant to Bye-Law 54.3(c), The Fidelis Partnership is entitled to designate Mr. Mathias’ successor to serve the remainder of Mr. Mathias’ term.

Incorporation by Reference
The information furnished in this Report, shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2026

PELAGOS INSURANCE CAPITAL LIMITED

By:	/s/ Allan C. Decleir
Name:	Allan C. Decleir
Title:	Group Chief Financial Officer